SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2004.

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]      Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]      No [X]

SIGNATURES
Consolidated Financial Results
Summary of Consolidated Financial Results
Consolidated Financial Highlights
Condensed Consolidated Statements of Income
Condensed Consolidated Balance Sheets
Segment Information

Table of Documents Filed

Page

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2003 - December 31, 2003) filed with the Tokyo Stock Exchange on Thursday, February 5, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 5, 2004	By	/s/ Masaru Hattori

Masaru Hattori
Corporate Senior Vice President
Head of the Accounting Department
ORIX Corporation

Consolidated Financial Results
April 1, 2003 – December 31, 2003

February 5, 2004

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 107.13 to $1.00, the approximate exchange rate prevailing at December 31, 2003.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:
            Corporate Communications
            ORIX Corporation
            3-22-8 Shiba, Minato-ku, Tokyo 105-8683
            JAPAN
            Tel: (03) 5419-5102     Fax: (03) 5419-5901
            E-mail: leslie_hoy@orix.co.jp

Consolidated Financial Results from April 1, 2003 to December 31, 2003
(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
Nagoya Stock Exchange
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: (03)5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Nine Months Ended December 31, 2003 and 2002, and the Year Ended March 31, 2003
(1) Performance Highlights — Operating Results (Unaudited)

					(millions of JPY)*1

	Total	Year-on-Year	Operating	Year-on-Year	Income before	Year-on-Year
	Revenues	Change	Income	Change	Income Taxes*2	Change

December 31, 2003	520,927	4.6%	71,021	27.7%	85,119	38.9%
December 31, 2002	497,897	3.6%	55,622	3.8%	61,298	14.3%
March 31, 2003	683,645	—	38,083	—	46,288	—

		Year-on-Year	Basic	Diluted
	Net Income	Change	Earnings Per Share	Earnings Per Share

December 31, 2003	45,892	30.3%	548.36	516.58
December 31, 2002	35,212	20.2%	420.87	396.59
March 31, 2003	30,243	—	361.44	340.95

1.	Equity in Net Income of Affiliates was a net gain of JPY 14,630 million for the nine months ended December 31, 2003, a net gain of JPY 5,674 million for the nine months ended December 31, 2002 and a net gain of JPY 6,203 million for the year ended March 31, 2003.
2.	The average number of shares was 83,688,890 for the nine months ended December 31, 2003, 83,666,145 for the nine months ended December 31, 2002 and 83,672,434 for the year ended March 31, 2003.
3.	Changes in Accounting Principles	Yes ( x )	No ( )	(new accounting adoption)
4.	Changes in Numbers of Consolidated Subsidiaries and Affiliates	Yes ( x )	No ( )
	Additions: Consolidated Subsidiaries 8, Affiliates 1	Deletions: Consolidated Subsidiaries 4, Affiliates 2

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes.”

(2) Performance Highlights — Financial Position (Unaudited)

		Shareholders’	Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share

December 31, 2003	5,672,032	551,768	9.7%	6,594.86
December 31, 2002	6,025,781	506,605	8.4%	6,053.07
March 31, 2003	5,931,067	505,458	8.5%	6,039.43

1.	The number of outstanding shares was 83,666,365 as of December 31, 2003, 83,693,803 as of December 31, 2002 and 83,693,009 as of March 31, 2003.

2. Forecasts for the Year Ending March 31, 2004 (Unaudited)

	Total	Income before
Fiscal Year	Revenues	Income Taxes	Net Income

March 31, 2004	730,000	98,000	53,000

Note:	Basic Earnings Per Share is forecasted to be JPY 633.47.

Summary of Consolidated Financial Results

1. Nine Months Ended December 31, 2003

Financial Highlights

Income before Income Taxes*	85,119 million yen (up 39% year on year)
Net Income	45,892 million yen (up 30% year on year)
Earnings Per Share (Basic)	548.36 yen (up 30% year on year)
Earnings Per Share (Diluted)	516.58 yen (up 30% year on year)
Shareholders’ Equity Per Share	6,594.86 yen (up 9% from March 31, 2003)
ROE (annualized)	11.6% (December 31, 2002: 9.3%)
ROA (annualized)	1.05% (December 31, 2002: 0.76%)

* “Income before income taxes” refers to “income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes.”

Revenues: 520,927 million yen (up 5% year on year)
In addition to a lower balance of assets owing to the careful selection of new assets and our continued focus on the profitability of each transaction, fewer gains from securitization resulted in lower revenues from “direct financing leases” and “interest on loans and investment securities” in the first nine months of the fiscal year ending March 31, 2004 compared to the same nine months of the previous fiscal year. The continued policy of emphasizing insurance-only-type over savings-type products resulted in a decline in “life insurance premiums and related investment income.” However, revenues from “operating leases” were up as a result of a recovery in the precision measuring equipment rental operations and the sale of some office buildings. “Residential condominium sales” also grew due to the increase in the number of condominiums sold to buyers during the period. In addition to an increase in the net gains on the sale of securities, the recovery of the stock market in Japan supported an increase in brokerage commissions, which resulted in growth in “brokerage commissions and net gains on investment securities.” As a result, revenues grew 5% year on year to 520,927 million yen.

Expenses: 449,906 million yen (up 2% year on year)
“Interest expense” was down due mainly to a reduction in debt in Japan and overseas, as well as a decline in interest rates overseas compared with the same period of the previous fiscal year. “Life insurance costs” fell in line with the drop in revenues, while “write-downs of long-lived assets” and “write-downs of securities” were lower compared to the same period of the previous fiscal year. However, “depreciation—operating leases” and “costs of residential condominium sales” rose in line with the growth in revenues, while the increase in the number of consolidated companies as a result of acquisitions resulted in an increase in “selling, general and administrative expenses.” As a result, expenses increased 2% year on year to 449,906 million yen.

Net Income: 45,892 million yen (up 30% year on year)
“Operating income” grew 28% year on year to 71,021 million yen, while “equity in net income of affiliates” increased due mainly to the recognition of deferred tax assets at Korea Life Insurance Co., Ltd. (Refer to “4. Additional Information” on page 4). As a result, “net income” rose 30% year on year to 45,892 million yen.

Operating Assets: 4,910,845 million yen (down 5% from March 31, 2003)
“Operating assets” were down 5% to 4,910,845 million yen compared with March 31, 2003 as a result of the careful selection of new assets and our continued focus on the profitability of each transaction, a lower level of assets overseas due to the appreciation of the yen against the U.S. dollar and the sale of certain assets.

Segment Information (“Segment Profits” refer to income before income taxes)

Operations in Japan

Corporate Finance: While the automobile leasing operations continued to perform relatively strongly, fewer gains from securitization were recorded. In addition, in operations other than the automobile leasing operations, a lower level of segment assets as a result of the cautious selection of new transactions resulted in a decline in segment revenues. As a result, segment profits in the first nine months of the fiscal year ending March 31, 2004 fell 7%, to 33,511 million yen, compared to 36,062 million yen recorded in the same period of the previous fiscal year.

Equipment Operating Leases: The improvement of the precision measuring equipment rental business contributed to an increase in segment profits of 21% year on year, to 5,528 million yen, compared to 4,572 million yen recorded in the same period of the previous fiscal year.

Real Estate-Related Finance: The housing loan operations continued to perform well, while increases in segment revenues from loans to corporate customers and loan servicing operations contributed to segment profits. Segment assets decreased compared with March 31, 2003 as a result of the sale of certain assets. Segment profits were up 7% year on year to 13,531 million yen, compared to 12,664 million yen in the same period of the previous fiscal year.

Real Estate: In addition to gains from the condominium development business and building maintenance operations, large gains from the sale of office buildings contributed to segment profits of 8,051 million yen in the first nine months of this fiscal year, compared to a loss of 4,466 million yen in the same period of the previous fiscal year when “write-downs of long-lived assets” of 14,665 million yen were recorded.

Life Insurance: “Life insurance premiums and related investment income” were lower as a result of the continued shift in marketing strategy away from savings-type to insurance-only-type products. In line with this drop in life insurance premiums, “life insurance costs” for policy reserves and related expenses also declined. As a result, segment profits were up 47%, to 4,341 million yen, compared to 2,949 million yen in the same period of the previous fiscal year.

Other: Although the consumer card loan operations continued to perform well, fewer gains from securitization and lower contributions from “equity in net income of affiliates” resulted in a drop in segment profits of 50%, to 5,081 million yen, compared to 10,155 million yen in the same period of the previous fiscal year.

Overseas Operations

The Americas: Segment profits improved to 6,035 million yen in the first nine months of this fiscal year, compared to a loss of 590 million yen in the same period of the previous fiscal year due largely to lower “provision for doubtful receivables and probable loan losses” and fewer “write-downs of securities.”

Asia and Oceania: Contributions from automobile leasing operations and the corporate lending business of a number of companies in the region, in addition to an increase in “equity in net income of affiliates” from Korea Life Insurance Co., Ltd. (refer to page 4, “4. Additional Information”), resulted in a rise in segment profits to 16,385 million yen compared to 5,859 million yen in the same period of the previous fiscal year.

Europe: Segment profits experienced a loss of 1,445 million yen due largely to the recording of losses on certain equity method investments.

2. Summary of Third Quarter (Three Months Ended December 31, 2003)
In the three months ended December 31, 2003 (“third quarter “), revenues increased 7% year on year, or 11,887 million yen to 175,056 million yen. Revenues from “direct financing leases” and “interest on loans and investment securities” were down compared to the same period of the previous fiscal year owing to a lower balance of assets as a result of the careful selection of new transactions. On the other hand, the sale of some office buildings contributed to higher revenues from “operating leases,” the gains on the sale of securities resulted in an increase in “brokerage commissions and net gains on investment securities,” “residential condominium sales” continued to perform well, and revenues from companies in which we have invested as part of our corporate rehabilitation business contributed to a rise in “other operating revenues” compared to the same period of the previous fiscal year.

Overall expenses were up 6%, or 8,582 million yen, to 150,764 million yen compared to the previous third quarter. While “interest expense” and “life insurance costs” declined year on year, “depreciation—operating leases” and “costs of residential condominium sales” rose in line with the increase in the associated revenues. In addition, “selling, general and administrative expenses” rose year on year as a result of the increase in the number of consolidated companies.

“Operating income” rose 16%, or 3,305 million yen, compared to the previous third quarter, to 24,292 million yen. “Income before income taxes” rose 15%, or 3,561 million yen, to 26,863 million yen, and “net income” increased 16%, or 2,024 million yen, to 14,473 million yen.

3. Outlook and Forecasts for the Fiscal Year Ending March 31, 2004

We have revised our forecasts for the fiscal year ending March 31, 2004 and now forecast “revenues” of 730,000 million yen (up 7% compared with the fiscal year ended March 31, 2003), “income before income taxes” of 98,000 million yen (up 112%) and “net income” of 53,000 million yen (up 75%).

			(millions of JPY)
		Income before
	Revenues	Income Taxes*	Net Income

Previous Forecasts (A)	730,000	87,000	48,000
New Forecasts (B)	730,000	98,000	53,000
Increase (decrease) (B-A)	0	11,000	5,000
Increase (decrease) in percent	0	12.6	10.4
Fiscal year ended March 31, 2003	683,645	46,288	30,243

* “Income before income taxes ” refers to “income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes.”

4. Additional Information

“Equity in net income of affiliates” for the nine months ended December 31, 2003 included 10,299 million yen from Korea Life Insurance Co., Ltd. (“KLI”). This amount included ORIX’s proportionate interest in the ordinary operating results of KLI and our proportionate interest in the recognition of deferred tax assets of 5,380 million yen attributable to a change in tax rules in Korea.

The change in Korean tax rules in May 2003 will enable KLI to apply certain historical losses to reduce future taxable income. As a result of this change, KLI recorded a tax benefit in earnings and a corresponding deferred tax asset in the first quarter of its current fiscal year ending March 31, 2004. ORIX recorded a proportionate interest in income reported by KLI in the second quarter of our fiscal year ending March 31, 2004 in accordance with the Company’s policy of recording its equity in the income of KLI on a one-quarter lag basis.

ORIX has plans to sell a portion of its interest in KLI in the future. However, no definitive agreements of sale have been arranged at the time of this announcement. The corresponding increase in the carrying value of ORIX’s ownership interest as a result of the recording of the above recognition of deferred tax assets in KLI is not necessarily reflective of an increase in the fair value of our equity interest in the event of a sale to a third party. Therefore, we believe that there is a possibility that we will be unable to sell our portion of KLI at or above the carrying value of our investment at the time of sale. In such an event, we will record a loss on the sale in the period in which a definitive agreement of sale is arranged.

Consolidated Financial Highlights
(For the Nine Months Ended December 31, 2003 and 2002, and the Year Ended March 31, 2003)
(Unaudited)

				(millions of JPY, except for per share data)

		Change	Year		Year		Year
		from	-on-		-on-		-on-
	December 31,	March 31,	Year	December 31,	year	March 31,	Year
	2003	2003	Change	2002	Change	2003	Change

Operating Assets
Investment in Direct Financing Leases	1,545,853	98%	95%	1,634,494	89%	1,572,308	95%
Installment Loans	2,224,670	97%	94%	2,374,664	104%	2,288,039	101%
Investment in Operating Leases	496,570	94%	109%	454,468	93%	529,044	111%
Investment in Securities	544,021	80%	78%	695,319	71%	677,435	79%
Other Operating Assets	99,731	98%	70%	142,856	76%	101,481	39%

Total	4,910,845	95%	93%	5,301,801	92%	5,168,307	93%

Operating Results
Total Revenues	520,927	—	105%	497,897	104%	683,645	104%
Income before Extraordinary Gain, Cumulative Effect of a change in Accounting Principle and Income Taxes	85,119	—	139%	61,298	114%	46,288	63%
Net Income	45,892	—	130%	35,212	120%	30,243	75%
Earnings Per Share
Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle
Basic	545.46	—	137%	397.72	112%	299.88	62%
Diluted	513.85	—	137%	374.82	110%	283.04	61%
Net Income
Basic	548.36	—	130%	420.87	118%	361.44	74%
Diluted	516.58	—	130%	396.59	116%	340.95	73%
Shareholders’ Equity Per Share	6,594.86	109%	109%	6,053.07	103%	6,039.43	101%

Financial Position
Shareholders’ Equity	551,768	109%	109%	506,605	103%	505,458	101%
Number of Outstanding Shares (’000)	83,666	100%	100%	83,694	100%	83,693	100%
Long-and Short-Term Debt and Deposits	3,941,826	93%	90%	4,393,599	93%	4,239,514	91%
Total Assets	5,672,032	96%	94%	6,025,781	95%	5,931,067	93%
Shareholders’ Equity Ratio	9.7%	—	—	8.4%	—	8.5%	—
Return on Equity (annualized)	11.6%	—	—	9.3%	—	6.0%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	614,520	—	79%	777,216	91%	1,000,896	92%
New Equipment Acquisitions	547,264	—	79%	695,496	91%	895,848	91%
Installment Loans	822,979	—	85%	970,830	96%	1,268,170	95%
Operating Leases	118,634	—	133%	89,039	70%	173,567	119%
Investment in Securities	89,457	—	74%	121,122	45%	231,294	66%
Other Operating Assets	105,434	—	134%	78,756	65%	116,736	57%

Condensed Consolidated Statements of Income
(For the Nine Months Ended December 31, 2003 and 2002, and the Year Ended March 31, 2003)
(Unaudited)

					(millions of JPY, millions of US$)

		Year		Year		Year
		-on-		-on-		-on-
	Nine Months	year	Nine Months	year	Year ended	year	U.S. dollars
	ended	Change	ended	Change	March 31,	Change	December 31,
	December 31, 2003	(%)	December 31, 2002	(%)	2003	(%)	2003

Total Revenues :	520,927	105	497,897	104	683,645	104	4,863

Direct Financing Leases	84,368	90	93,359	104	122,928	101	788
Operating Leases	108,817	119	91,754	102	127,608	106	1,016
Interest on Loans and Investment Securities	87,437	92	95,436	109	131,590	108	816
Brokerage Commissions and Net Gains on Investment Securities	14,164	153	9,282	79	10,857	59	132
Life Insurance Premiums and Related Investment Income	93,633	93	100,153	87	138,511	91	874
Residential Condominium Sales	68,864	133	51,724	128	71,165	123	643
Interest Income on Deposits	523	128	410	33	526	38	5
Other Operating Revenues	63,121	113	55,779	129	80,460	126	589

Total Expenses :	449,906	102	442,275	104	645,562	110	4,200

Interest Expense	46,759	86	54,259	76	71,990	80	436
Depreciation — Operating Leases	62,585	107	58,597	103	80,565	105	584
Life Insurance Costs	83,135	91	91,216	85	125,684	90	776
Costs of Residential Condominium Sales	62,136	143	43,308	127	60,769	123	580
Other Operating Expenses	34,528	122	28,263	135	41,359	140	322
Selling, General and Administrative Expenses	117,021	111	105,099	116	144,271	114	1,094
Provision for Doubtful Receivables and Probable Loan Losses	34,682	93	37,388	117	54,706	107	324
Write-downs of Long-Lived Assets	4,202	29	14,665	1058	50,682	1866	39
Write-downs of Securities	3,987	50	7,916	61	14,325	73	37
Foreign Currency Transaction Loss, Net	871	56	1,564	—	1,211	—	8

Operating Income	71,021	128	55,622	104	38,083	52	663

Equity in Net Income of Affiliates	14,630	258	5,674	16211	6,203	—	137
Gain (Loss) on Sales of Affiliates	(532)	—	2	4	2,002	1682	(5)

Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	85,119	139	61,298	114	46,288	63	795

Provision for Income Taxes	39,470	141	28,023	114	21,196	64	369

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	45,649	137	33,275	114	25,092	63	426

Extraordinary Gain, Net of Applicable Tax Effect	243	—	—	—	3,214	—	2
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	—	—	1,937	1456	1,937	1456	—

Net Income	45,892	130	35,212	120	30,243	75	428

Note:	1. Comprehensive Income under FASB Statement No.130 (“Reporting Comprehensive Income”) was gain of JPY 48,501 million (US$453 million) for the nine months ended December 31, 2003, gain of JPY 5,044 million for the nine months ended December 31, 2002 and gain of JPY 3,936 million for the year ended March 31, 2003.
2. The Company recognized an “Extraordinary Gain, Net of Applicable Tax Effect” in the nine months ended December 31, 2003 and in the previous fiscal year due to the excess of the proportionate fair value of the net assets over the purchase price of the affiliate paid by the Company (“Negative Goodwill”)
3. On April 1, 2002, as a result of the adoption of FASB Statement No. 141 (“Business Combinations”), the Company and its subsidiaries recorded a transition gain arising from the write-off of “Negative Goodwill” of JPY1,937 million as of March 31, 2002 as the “Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect.”

Condensed Consolidated Statements of Income
(For the Three Months Ended December 31, 2003 and 2002)
(Unaudited)

			(millions of JPY, millions of US$)

		Year		Year
		-on-		-on-
	Three Months	year	Three Months	year	U.S. dollars
	ended December 31,	Change	ended December 31,	Change	December 31,
	2003	(%)	2002	(%)	2003

Total Revenues :	175,056	107	163,169	110	1,634

Direct Financing Leases	27,503	92	29,880	95	257
Operating Leases	36,576	119	30,675	97	341
Interest on Loans and Investment Securities	27,860	89	31,395	101	260
Brokerage Commissions and Net Gains on Investment Securities	6,595	487	1,355	41	62
Life Insurance Premiums and Related Investment Income	28,480	101	28,321	95	266
Residential Condominium Sales	26,329	120	21,982	296	246
Interest Income on Deposits	260	265	98	40	2
Other Operating Revenues	21,453	110	19,463	148	200

Total Expenses :	150,764	106	142,182	108	1,407

Interest Expense	14,894	85	17,555	81	139
Depreciation — Operating Leases	21,016	106	19,744	102	196
Life Insurance Costs	24,892	93	26,792	96	232
Costs of Residential Condominium Sales	24,463	139	17,596	272	228
Other Operating Expenses	12,782	126	10,114	152	119
Selling, General and Administrative Expenses	39,551	112	35,270	109	370
Provision for Doubtful Receivables and Probable Loan Losses	10,839	87	12,421	106	101
Write-downs of Long-Lived Assets	—	—	—	—	—
Write-downs of Securities	1,930	89	2,174	37	18
Foreign Currency Transaction Loss, Net	397	77	516	832	4

Operating Income	24,292	116	20,987	132	227

Equity in Net Income of Affiliates	2,707	117	2,315	448	25
Gain (Loss) on Sales of Affiliates	(136)	—	—	—	(1)

Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	26,863	115	23,302	142	251

Provision for Income Taxes	12,390	114	10,853	151	116

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	14,473	116	12,449	134	135

Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	—	—
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	—	—	—	—	—

Net Income	14,473	116	12,449	134	135

Condensed Consolidated Balance Sheets
(As of December 31, 2003 and March 31, 2003)
(Unaudited)

		(millions of JPY, millions of US$)

			U.S. dollars
	December 31,	March 31,	December 31,
	2003	2003	2003

Assets
Cash and Cash Equivalents	159,482	204,677	1,489
Restricted Cash	28,706	18,671	268
Time Deposits	570	1,184	5
Investment in Direct Financing Leases	1,545,853	1,572,308	14,430
Installment Loans	2,224,670	2,288,039	20,766
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(130,851)	(133,146)	(1,221)
Investment in Operating Leases	496,570	529,044	4,635
Investment in Securities	544,021	677,435	5,078
Other Operating Assets	99,731	101,481	931
Investment in Affiliates	157,534	144,974	1,470
Other Receivables	145,573	146,650	1,359
Advances	131,209	119,645	1,225
Prepaid Expenses	44,492	41,494	415
Office Facilities	74,044	77,043	691
Other Assets	150,428	141,568	1,404

Total	5,672,032	5,931,067	52,945

Liabilities and Shareholders’ Equity
Short-Term Debt	939,862	1,120,434	8,773
Deposits	287,200	262,467	2,681
Trade Notes, Accounts Payable and Other Liabilities	265,180	252,453	2,475
Accrued Expenses	81,009	82,012	757
Policy Liabilities	600,281	608,553	5,603
Current and Deferred Income Taxes	157,354	163,711	1,469
Deposits from Lessees	74,614	79,366	696
Long-Term Debt	2,714,764	2,856,613	25,341

Total Liabilities	5,120,264	5,425,609	47,795

Common Stock	52,067	52,067	486
Additional Paid-in Capital	70,002	70,002	653
Retained Earnings:
Legal Reserve	2,220	2,220	21
Retained Earnings	472,962	429,163	4,415
Accumulated Other Comprehensive Loss	(37,138)	(39,747)	(347)
Treasury Stock, at cost	(8,345)	(8,247)	(78)

Shareholders’ Equity	551,768	505,458	5,150

Total	5,672,032	5,931,067	52,945

			U.S. dollars
	December 31,	March 31,	December 31,
	2003	2003	2003

Note: Accumulated Other Comprehensive Loss
Net unrealized gains on investment in securities	15,568	1,917	145
Minimum pension liability adjustments	(3,857)	(4,182)	(36)
Foreign currency translation adjustments	(44,434)	(29,919)	(415)
Net unrealized losses on derivative instruments	(4,415)	(7,563)	(41)

Segment Information
(For the Nine Months Ended December 31, 2003 and 2002, and the Year Ended March 31, 2003)
(Unaudited)

								(millions of JPY)

	Nine months ended December 31, 2003			Nine months ended December 31, 2002			Year ended March 31, 2003

		Income (Loss)			Income (Loss)			Income (Loss)
		before			before			before
		Income	Operating		Income	Operating		Income	Operating
	Revenues	Taxes*1	Assets	Revenues	Taxes*1	Assets	Revenues	Taxes*1	Assets

Operations in Japan
Corporate Finance	95,348	33,511	1,878,794	95,691	36,062	1,963,548	125,560	44,158	1,893,422
Equipment Operating Leases	53,344	5,528	141,932	49,866	4,572	145,234	67,655	4,402	144,397
Real Estate-Related Finance	38,671	13,531	901,501	36,955	12,664	908,821	51,589	19,572	931,513
Real Estate	102,589	8,051	283,227	75,619	(4,466)	307,599	104,454	(39,441)	303,838
Life Insurance	92,541	4,341	533,708	100,153	2,949	578,744	138,511	4,791	579,805
Other	51,243	5,081	412,459	42,159	10,155	398,435	61,238	8,452	387,978

Sub-Total	433,736	70,043	4,151,621	400,443	61,936	4,302,381	549,007	41,934	4,240,953
Overseas Operations
The Americas	33,565	6,035	517,134	40,287	(590)	691,100	57,909	1,332	618,148
Asia and Oceania	39,502	16,385	419,775	41,381	5,859	454,123	55,425	9,765	437,874
Europe	8,460	(1,445)	57,298	9,593	(722)	78,376	13,311	(736)	75,207

Sub-Total	81,527	20,975	994,207	91,261	4,547	1,223,599	126,645	10,361	1,131,229

Segment Total	515,263	91,018	5,145,828	491,704	66,483	5,525,980	675,652	52,295	5,372,182

Difference between Segment Totals and Consolidated Amounts	5,664	(5,899)	(234,983)	6,193	(5,185)	(224,179)	7,993	(6,007)	(203,875)

Consolidated Amounts	520,927	85,119	4,910,845	497,897	61,298	5,301,801	683,645	46,288	5,168,307

		(millions of US$)

	U.S. dollars December 31, 2003

		Income (Loss)
		before
		Income	Operating
	Revenues	Taxes*1	Assets

Operations in Japan
Corporate Finance	890	313	17,538
Equipment Operating Leases	498	52	1,325
Real Estate-Related Finance	361	126	8,415
Real Estate	958	75	2,644
Life Insurance	864	41	4,982
Other	478	47	3,849

Sub-Total	4,049	654	38,753
Overseas Operations
The Americas	313	56	4,827
Asia and Oceania	369	153	3,918
Europe	79	(13)	535

Sub-Total	761	196	9,280

Segment Total	4,810	850	48,033

Difference between Segment Totals and Consolidated Amounts	53	(55)	(2,193)

Consolidated Amounts	4,863	795	45,840

*Note 1:	“Income (Loss) before Income Taxes” represents “Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes.”
Note 2:	Quarterly comparison of segment information is presented in the accompanying “Key Quarterly Financial Data” located on page 12.

Key Quarterly Financial Data (Unaudited)

						(millions of JPY)

	Fiscal 2003				Fiscal 2004

Balance Sheet Data	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)

1) Investment in Direct Financing Leases	1,646,932	1,669,623	1,634,494	1,572,308	1,582,153	1,542,172	1,545,853
Japan	1,283,552	1,305,846	1,278,175	1,237,141	1,242,600	1,237,347	1,255,453
Overseas	363,380	363,777	356,319	335,167	339,553	304,825	290,400
2) Installment Loans	2,327,354	2,326,189	2,374,664	2,288,039	2,302,005	2,224,486	2,224,670
Japan	1,898,108	1,932,184	1,986,182	1,954,640	1,969,694	1,922,105	1,943,624
Overseas	429,246	394,005	388,482	333,399	332,311	302,381	281,046
3) Investment in Operating Leases	451,012	460,103	454,468	529,044	523,413	487,613	496,570
Japan	327,391	339,403	340,997	369,489	358,596	333,527	346,064
Overseas	123,621	120,700	113,471	159,555	164,817	154,086	150,506
4) Investment in Securities	759,406	717,500	695,319	677,435	697,926	589,918	544,021
Japan	565,409	520,005	505,995	497,829	528,184	440,598	394,784
Overseas	193,997	197,495	189,324	179,606	169,742	149,320	149,237
5) Other Operating Assets	143,064	129,311	142,856	101,481	96,479	92,897	99,731
Japan	132,217	118,558	132,847	91,851	87,217	84,695	92,183
Overseas	10,847	10,753	10,009	9,630	9,262	8,202	7,548

Total Operating Assets	5,327,768	5,302,726	5,301,801	5,168,307	5,201,976	4,937,086	4,910,845

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(150,264)	(136,961)	(136,833)	(133,146)	(134,740)	(130,015)	(130,851)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.8%	3.4%	3.4%	3.4%	3.5%	3.5%	3.5%

Total Assets	6,091,100	6,050,290	6,025,781	5,931,067	5,923,307	5,684,598	5,672,032

Short-Term Debt, Long-Term Debt and Deposits	4,489,605	4,425,331	4,393,599	4,239,514	4,232,175	3,977,021	3,941,826
Policy Liabilities	600,144	601,815	598,832	608,553	604,830	607,591	600,281

Total Liabilities	5,592,427	5,550,564	5,519,176	5,425,609	5,396,760	5,143,520	5,120,264

Shareholders’ Equity	498,673	499,726	506,605	505,458	526,547	541,078	551,768

Total Liabilities & Shareholders’ Equity	6,091,100	6,050,290	6,025,781	5,931,067	5,923,307	5,684,598	5,672,032

New Business Volumes	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)

Direct Financing Leases: New receivables added	237,779	325,817	213,620	223,680	212,175	186,370	215,975
Japan	172,957	274,881	149,193	161,755	158,176	139,969	172,006
Overseas	64,822	50,936	64,427	61,925	53,999	46,401	43,969
Direct Financing Leases: New equipment acquisitions	210,819	297,122	187,555	200,352	188,194	166,734	192,336
Japan	151,062	251,883	128,093	144,525	138,479	121,963	151,787
Overseas	59,757	45,239	59,462	55,827	49,715	44,771	40,549
Installment Loans: New loans added	341,138	334,070	295,622	297,340	270,959	258,464	293,556
Japan	273,867	300,963	261,815	264,242	225,042	223,315	247,284
Overseas	67,271	33,107	33,807	33,098	45,917	35,149	46,272
Operating Leases: New equipment acquisitions	20,870	40,656	27,513	84,528	40,810	33,722	44,102
Japan	14,128	33,517	20,667	74,688	29,880	20,354	38,392
Overseas	6,742	7,139	6,846	9,840	10,930	13,368	5,710
Investment in Securities: New securities added	48,907	46,321	25,894	110,172	57,370	12,107	19,980
Japan	38,346	44,804	23,520	107,807	53,835	11,020	6,051
Overseas	10,561	1,517	2,374	2,365	3,535	1,087	13,929
Other Operating Assets: New assets added	20,768	29,791	28,197	37,980	28,655	48,363	28,416
Japan	15,475	29,403	23,504	30,948	28,655	48,301	28,416
Overseas	5,293	388	4,693	7,032	—	62	—

						(millions of JPY)

	Fiscal 2003				Fiscal 2004

Income Statement Data	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)

Revenues
1) Direct Financing Leases	30,742	32,737	29,880	29,569	28,516	28,349	27,503
Japan	21,987	24,854	22,503	22,099	21,906	21,865	21,462
Overseas	8,755	7,883	7,377	7,470	6,610	6,484	6,041
2) Operating Leases	30,534	30,545	30,675	35,854	37,878	34,363	36,576
Japan	22,012	21,808	21,321	22,511	28,064	23,789	26,717
Overseas	8,522	8,737	9,354	13,343	9,814	10,574	9,859
3) Interest on Loans and Investment Securities	30,757	33,284	31,395	36,154	28,314	31,263	27,860
Interest on loans	26,203	29,323	27,634	32,450	25,729	29,001	25,820
Japan	19,795	22,089	21,506	25,678	21,082	23,958	21,706
Overseas	6,408	7,234	6,128	6,772	4,647	5,043	4,114
Interest on investment securities	4,554	3,961	3,761	3,704	2,585	2,262	2,040
Japan	319	162	180	205	173	295	165
Overseas	4,235	3,799	3,581	3,499	2,412	1,967	1,875
4) Brokerage Commissions and Net Gains on Investment Securities	5,127	2,800	1,355	1,575	3,246	4,323	6,595
Brokerage commissions	774	569	536	521	691	1,167	1,006
Net gains on investment securities	4,353	2,231	819	1,054	2,555	3,156	5,589
5) Life Insurance Premiums and Related Investment Income	32,946	38,886	28,321	38,358	30,590	34,563	28,480
Life insurance premiums	28,745	34,503	25,184	34,531	27,524	31,114	24,231
Related investment income	4,201	4,383	3,137	3,827	3,066	3,449	4,249
6) Residential Condominium Sales	11,666	18,076	21,982	19,441	23,176	19,359	26,329
Japan	11,666	18,076	21,982	19,441	23,176	19,359	26,329
Overseas	—	—	—	—	—	—	—
7) Interest Income on Deposits	177	135	98	116	161	102	260
8) Other Operating Revenues	19,008	17,308	19,463	24,681	19,036	22,632	21,453
Japan	17,015	14,867	16,243	22,420	16,952	19,698	18,811
Overseas	1,993	2,441	3,220	2,261	2,084	2,934	2,642

Total Revenues	160,957	173,771	163,169	185,748	170,917	174,954	175,056

Expenses
1) Interest Expense	18,974	17,730	17,555	17,731	16,258	15,607	14,894
2) Depreciation—Operating Leases	19,429	19,424	19,744	21,968	20,697	20,872	21,016
3) Life Insurance Costs	29,649	34,775	26,792	34,468	29,326	28,917	24,892
4) Costs of Residential Condominium Sales	9,985	15,727	17,596	17,461	20,372	17,301	24,463
5) Other Operating Expenses	8,379	9,770	10,114	13,096	10,217	11,529	12,782
6) Selling, General and Administrative Expenses	34,163	35,666	35,270	39,172	37,489	39,981	39,551
7) Provision for Doubtful Receivables and Probable Loan Losses	12,803	12,164	12,421	17,318	11,968	11,875	10,839
8) Write-downs of Long-Lived Assets	—	14,665	—	36,017	—	4,202	—
9) Write-downs of Securities	2,166	3,576	2,174	6,409	1,506	551	1,930
10) Foreign Currency Transaction (Gain) Loss, Net	710	338	516	(353)	548	(74)	397

Total Expenses	136,258	163,835	142,182	203,287	148,381	150,761	150,764

Operating Income (Loss)	24,699	9,936	20,987	(17,539)	22,536	24,193	24,292
Equity in Net Income of Affiliates	1,623	1,736	2,315	529	3,384	8,539	2,707
Gain (Loss) on Sales of Affiliates	—	2	—	2,000	—	(396)	(136)
Income (Loss) before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	26,322	11,674	23,302	(15,010)	25,920	32,336	26,863
Provision (Benefit) for Income Taxes	11,374	5,796	10,853	(6,827)	11,822	15,258	12,390
Income (Loss) before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	14,948	5,878	12,449	(8,183)	14,098	17,078	14,473
Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	3,214	—	243	—
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	1,937	—	—	—	—	—	—

Net Income (Loss)	16,885	5,878	12,449	(4,969)	14,098	17,321	14,473

Key Ratios, Per Share Data, and Employees	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)

Return on Equity (ROE)*	13.5%	4.7%	9.9%	(3.9%)	10.9%	13.0%	10.6%
Return on Assets (ROA)*	1.09%	0.39%	0.82%	(0.33%)	0.95%	1.19%	1.02%
Shareholders’ Equity Ratio	8.2%	8.3%	8.4%	8.5%	8.9%	9.5%	9.7%
Debt-to-Equity Ratio (times)	9.0	8.9	8.7	8.4	8.0	7.4	7.1
Shareholders’ Equity Per Share (yen)	5,961.30	5,973.44	6,053.07	6,039.43	6,291.50	6,465.22	6,594.86
Basic EPS (yen)	201.85	70.27	148.76	(59.38)	168.45	206.96	172.94
Diluted EPS (yen)	189.95	66.32	140.18	(59.38)	158.71	194.94	162.91
Number of Employees	11,820	11,859	11,977	11,833	11,621	11,723	12,698

*annualized

							(millions of JPY)

		Fiscal 2003				Fiscal 2004

Segment Information		Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)

Operations in Japan	Corporate Finance	31,465	33,079	31,147	29,869	30,993	33,269	31,086
	Equipment Operating Leases	16,233	16,734	16,899	17,789	16,980	17,717	18,647
	Real Estate-Related Finance	13,995	11,708	11,252	14,634	10,937	13,011	14,723
	Real Estate	18,983	26,331	30,305	28,835	37,239	29,921	35,429
	Life Insurance	32,946	38,886	28,321	38,358	30,590	33,973	27,978
	Other	12,773	14,386	15,000	19,079	16,231	16,398	18,614

	Sub-Total	126,395	141,124	132,924	148,564	142,970	144,289	146,477

Overseas Operations	The Americas	14,739	12,536	13,012	17,622	11,313	11,916	10,336
	Asia and Oceania	13,741	13,838	13,802	14,044	12,857	13,814	12,831
	Europe	3,091	2,742	3,760	3,718	2,606	2,721	3,133

	Sub-Total	31,571	29,116	30,574	35,384	26,776	28,451	26,300

Total Segment Revenues		157,966	170,240	163,498	183,948	169,746	172,740	172,777

Operations in Japan	Corporate Finance	10,411	14,089	11,562	8,096	9,345	12,574	11,592
	Equipment Operating Leases	1,271	1,708	1,593	(170)	1,520	1,936	2,072
	Real Estate-Related Finance	6,106	3,804	2,754	6,908	3,018	6,101	4,412
	Real Estate	2,735	(11,542)	4,341	(34,975)	8,160	(1,831)	1,722
	Life Insurance	1,282	1,694	(27)	1,842	(392)	2,899	1,834
	Other	2,554	4,372	3,229	(1,703)	1,177	1,651	2,253

	Sub-Total	24,359	14,125	23,452	(20,002)	22,828	23,330	23,885

Overseas Operations	The Americas	1,229	(2,256)	437	1,922	2,131	1,781	2,123
	Asia and Oceania	1,673	2,641	1,545	3,906	4,204	9,735	2,446
	Europe	(545)	(65)	(112)	(14)	(258)	(1,641)	454

	Sub-Total	2,357	320	1,870	5,814	6,077	9,875	5,023

Total Segment Profits (Income (Loss) before Income Taxes)		26,716	14,445	25,322	(14,188)	28,905	33,205	28,908
Operations in Japan	Corporate Finance	2,008,152	1,981,237	1,963,548	1,893,422	1,910,425	1,845,251	1,878,794
	Equipment Operating Leases	141,905	142,964	145,234	144,397	142,189	140,987	141,932
	Real Estate-Related Finance	906,193	908,115	908,821	931,513	932,999	879,964	901,501
	Real Estate	293,189	289,919	307,599	303,838	295,663	275,967	283,227
	Life Insurance	497,593	570,983	578,744	579,805	592,987	570,013	533,708
	Other	389,605	372,273	398,435	387,978	395,184	406,076	412,459

	Sub-Total	4,236,637	4,265,491	4,302,381	4,240,953	4,269,447	4,118,258	4,151,621

Overseas Operations	The Americas	695,351	713,300	691,100	618,148	604,167	541,036	517,134
	Asia and Oceania	467,456	431,966	454,123	437,874	461,345	434,584	419,775
	Europe	98,200	86,024	78,376	75,207	70,657	64,524	57,298

	Sub-Total	1,261,007	1,231,290	1,223,599	1,131,229	1,136,169	1,040,144	994,207

Total Segment Assets		5,497,644	5,496,781	5,525,980	5,372,182	5,405,616	5,158,402	5,145,828